

February 5, 2015

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

> Re: Smart Trust, Sustainable Impact Investing Trust, Series 1
>   File Nos. 333-201381 and 811-21429

Dear Mr. Anderson:

On January 7, 2015, you filed a registration statement on Form S-6 for Smart Trust, Sustainable Impact Investing Trust, Series 1 (the "Trust"), a unit investment trust. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)

Investment Summary — Investment Objective (Page A-3)

1. The last sentence states that "[t]otal return may include capital appreciation and dividend income." Please revise this statement to indicate what total return *includes*, rather than what it *may* include.

Investment Summary — Strategy of Portfolio Selection (Page A-3)

2. Inasmuch as the name of the Trust refers to "sustainable impact investing," please disclose a policy to invest, under normal circumstances, at least 80% of the value of the Trust's assets in sustainable impact investments. Please also define "sustainable impact investments" for purposes of this investment policy. *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. For example, sustainable impact investments could include investments made on the basis of environmental, social and/or corporate governance factors.

Investment Summary — Principal Risk Considerations (Pages A-3-A-4)

3. Please disclose the principal risks relevant to "sustainable impact investments." For example, please consider any particular sector risks that apply to "sustainable impact investments."

GENERAL COMMENTS

4. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

5. Responses to this letter should be set forth in the form of a response letter as well as in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

6. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel